March 14, 2024

VIA EDGAR

Christina Chalk

Brian Soares

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Arkhouse Management Co. LP

Macy's, Inc.

Soliciting Materials filed pursuant to Rule 14a-12 by Arkhouse Management

Co. LP et al.

Filed February 20, 2024

File No. 001-13536

Dear Ms. Chalk and Mr. Soares:

This letter, which is being submitted on behalf of Arkhouse Management Co. LP (“Arkhouse”) and the other persons named in the above referenced Soliciting Materials filed pursuant to Rule 14a-12 by Arkhouse and such other persons on February 20, 2024 (the “DFAN”, and Arkhouse, together with the other persons listed on the DFAN, the “Participants”), responds to the comment of the staff (the “Staff”) of the United Securities and Exchange Commission contained in your letter dated March 4, 2024 (the “Comment Letter”) with respect to the DFAN.

For convenience of reference, we have included our response the text of the comment in the Comment Letter in bold-face type below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

Soliciting Materials filed pursuant to Rule 14a-12

Certain Information Concerning the Participants

1.	In written soliciting materials used before a proxy statement is furnished, Rule 14a- 12(a)(1)(i) requires the soliciting party to include a description of each participant’s direct and indirect interests in the solicitation, or a legend advising where that information can be found. Such interests are not limited to the participant’s share ownership in the registrant. See the last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). In future soliciting materials filed pursuant to Rule 14a-12, please include disclosure about the fact that Arkhouse Management recently made a proposal to acquire Macy’s, which was rejected.

March 14, 2024

In response to the Staff’s comment, the Filing Persons have and will as relevant on a go-forward basis include in their soliciting materials filed pursuant to Rule 14a-12 language in their Rule 14a-12 legend referencing Arkhouse’s outstanding acquisition proposal. See e.g., the following excerpt from Soliciting Materials filed pursuant to Rule 14a-12 by Arkhouse and such other persons on March 5, 2024:

“In addition, on December 1, 2023, certain Arkhouse Parties and Brigade Capital Management, LP (“Brigade”) delivered to the Board a non-binding proposal to acquire all of the outstanding Common Stock that such parties did not already own for $21.00 per share of Common Stock in cash, which proposal was rejected by the Board.  On March 3, 2024, such same Arkhouse Parties and Brigade delivered to the Board a revised proposal to acquire all of the outstanding Common Stock that they do not already own at the increased proposed purchase price of $24.00 per share in cash.  As a result of the foregoing, Arkhouse Parties may be deemed to have direct or indirect interests in the proxy solicitation that are in addition to, or different from, those of other Company shareholders.”

* * *

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at 212-504-6404 or Richard Brand at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kiran Kadekar

Kiran Kadekar, Esq.

Via-E-mail:

cc:	Gavriel Kahane, Managing Partner, Arkhouse Management Co. LP

Richard Brand, Cadwalader, Wickersham & Taft LLP